July 29, 2014

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Laura E. Hatch and Deborah O’Neal-Johnson

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-189634 and 811-22857)

Post-Effective Amendment No. 1; Amendment No. 2 to Registration Statement on Form N-2

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-189635 and 811-22352)

Post-Effective Amendment No. 2; Amendment No. 4 to Registration Statement on Form N-2

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-189636 and 811-22353)

Post-Effective Amendment No. 3; Amendment No. 5 to Registration Statement on Form N-2

Dear Ms. Hatch and Ms. O’Neal-Johnson:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone with respect to the amended registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended and under the Investment Company Act of 1940, as amended (the “1940 Act”) by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

We respectfully submit this response letter on behalf of each of the Registrants. We believe that the disclosure changes and supplemental responses discussed in this letter fully resolve the matters raised.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

General Comments Applicable to All Registrants

1.

The Prospectus states that Grosvenor Capital Management, L.P. (“GCMLP”) or its affiliates may pay from their own resources additional compensation, either at the time of sale or on an ongoing basis, to selling agents in connection with sales of shares of each of the Registrants or servicing of Registrant investors. Add disclosure referring to this arrangement as “revenue sharing.”

Response: The requested disclosure has been added.

2.	Clarify what information is contained in the management table under the column “Principal Occupation During Past 5 Years and Other Directorships Held.”

Response: As a supplemental response, the information called for in column 4 (“Principal Occupation During Past 5 Years”) and column 6 (“Other Directorships Held”) of Item 18.1 of Form N-2 is shown in consolidated manner under the jointly headed column. Registrants confirm that all information required is included.

U.S. Securities and Exchange Commission

July 29, 2014

3.

Under “Conflicts of Interest,” the Registrants’ Prospectus states that certain Investment Funds in which the Master Fund invests may invest in securities issued by an affiliate of the Registrants. Explain why such investments do not raise any issues under Section 17(d) of the 1940 Act.

Response: As a supplemental response, the disclosure in question addresses the potential for a conflict of interest and not existing circumstances. It is possible, for example, that if GCMLP or an affiliate were to borrow money the lender could syndicate or otherwise sell all or a portion of the resulting notes or obligation, which could in turn result in ownership of such debt by an Investment Fund to the extent an Investment Fund were to make a purchase from the lender. Section 17(d) of the 1940 Act concerns transactions by certain “affiliated persons” of a registered investment company. The Master Fund invests its assets only in Investment Funds that are unaffiliated with the Master Fund, the Registrants and GCMLP. Additionally, the Investment Manager of each Investment Fund is unaffiliated with the Master Fund, the Registrants and GCMLP, and each Investment Manager makes investment decisions with regard to the assets of the Investment Fund independently of the Master Fund, the Registrants or GCMLP. Although the scenario described could result in the circumstances addressed by the conflict, such circumstances would not entail any actions with affiliates or joint actions covered by Section 17(d). Registrants are not currently aware of the existence of any such ownership.

Comments on the W Fund

4.

In the W Fund’s Annual Report for the period ended March 31, 2014, the Statement of Assets and Liabilities reflect a receivable “Due from Advisor”. As a supplemental response, please verify that the amount reflected as due at the period end has been paid to the W Fund.

Response: Registrant confirms that the amount due has been paid to the W Fund.

5.

The expense ratio in the W Fund’s fee table does not correspond to the expense ratio shown in the Financial Highlights. If the fee table reflects estimates for the upcoming year, adjust the footnote to the fee table accordingly.

Response: In response to the comment, the W Fund has revised footnote 2 as follows: “Based on estimated expenses for the fiscal year ending March 31, 2015. Reflects the Fund’s anticipated direct expenses (other than the Management Fee) and the Fund’s share of the Master Fund’s anticipated operating expenses (other than the Advisory Fee).”

Comments on the TI 2 Fund

6.

As a supplemental response, please explain what expenses were excluded from the expense limitation agreement to account for the difference of 5 basis points between the expense limitation amount (2.34%) and the actual expenses shown in the Financial Highlights (2.39%).

Response: The TI 2 Fund’s proportional share of interest and facility fees related to a line of credit accounts for the difference of 5 basis points. The expense limitation agreement excludes, among other things, interest and related costs of borrowing of the TI 2 Fund directly and indirectly of the Master Fund.

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 951-9192 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Douglas Y. Charton
Douglas Y. Charton